

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 21, 2008

Mr. Dario Sacomani
Executive Vice President and Chief Financial Officer
Spansion, Inc.
915 DeGuigne Drive
Sunnyvale, California 94088

      **RE:**    **Spansion, Inc.**
              **Form 10-K for the year ended December 30, 2007**
              **File No. 0-51666**

Dear Mr. Sacomani:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief